INVESTOR FACT SHEET
2011



MIDAS MEDICI
Group Holdings, Inc.

Midas Medici Group Holdings, Inc. (OTCBB: MMED) is a green IT company that supplies mid-sized and select enterprises and institutions with leading-edge IT solutions in the fields of virtualization, cloud computing and data management, as well as working with utilities and other institutions to transform the electric grid through digital technologies. Across all of its business initiatives, Midas works with its customers by optimizing IT and data center investments, cutting energy usage and preventing data loss, all while maximizing productivity. Through a management team with decades of experience, Midas is positioning itself to take advantage of the high-growth IT industry through its unique specialized services at the intersection of energy and technology.



When framing the market for advanced IT services, it's important to note that the entire industry is at the cusp of a significant shift in the way services are delivered to clients. These shifts have occurred in the past as the industry moved from mainframe computers in the 1960's to distributed systems in the 1980's to web-enabled computing in the late 1990's. Now cloud computing, virtualization, green initiatives and an increasing number of government and industry regulations are driving another major shift in the architecture and services in IT infrastructure.

The worldwide IT industry is forecast to be $3.6 trillion by the end of 2011, a 5.1 percent increase from 2010, according to the latest outlook by Gartner, Inc. (Gartner). Both virtualization and cloud computing are projected to grow at even faster rates than the overall industry in the next few years. Enterprises must openly evaluate and implement virtualization and cloud computing to take advantage of cost-cutting opportunities and to remain competitive. According to Gartner, cloud infrastructure services alone are expected to grow at a 35.6% CAGR from $2.4 billion in 2009 to $8.1 billion by 2013. IT executives must determine how to best manage their complex, multi-vendor environments and still support business agility and growth while taking into consideration green initiatives to save energy. This green IT revolution is a key driver of growth for Midas' operations.

As for the effects of this growth on energy consumption, as enterprises continue to generate more data that must be stored and protected, they are forced to increase the size of their data centers and draw on additional resources to support and manage them. Hardware, power and cooling requirements for data centers are increasing rapidly, with modern data centers today consuming 10 to 100 times more energy per square foot than a typical office building. This is putting increasing pressure on utilities and governments to look for expertise and consulting services to digitize the distribution of energy throughout the electrical grid, known more colloquially as a Smart Grid. BCC Research says the U.S. market for Smart Grid enabling technologies will grow at a 15.3% CAGR, increasing to $39.4 billion in 2014. It is estimated by the International Energy Agency that over $6 trillion in new grid investment is required world wide between 2008 and 2030.











Today Data centers use 1.5% of the US total electrical output, with forecasts for higher levels going forward. Data centers also represent the highest energy consumption rates over any other type of facility, making data management a key growth driver for Midas, and the IT industry in general. Compliance and regulatory requirements are one cause of growth, in addition to the importance of managing an organization's risk and supporting revenue and earnings initiatives. Through its optimized service offerings and its veteran management team, Midas is well-positioned to help customers address both the efficiency and productivity of their data center investments.

Midas offers a comprehensive portfolio of expertise with the aim at advancing the capabilities of its customers' mission-critical computing environments and smart grid consulting needs. The company has a large and diverse customer base of more than 700 clients throughout the United States and around the world, representing a cross-section of industries and sizes ranging from Fortune 1000 companies to mid-sized enterprises.

consonus

Through its Consonus brand, Midas offers a variety of solutions that optimize IT infrastructure and data center investments. Seasoned experts deliver innovative data protection, disaster recovery, virtualization, and asset management solutions for mid-size and larger businesses. Midas is able to deliver without the constraints of technology and location through a flexible delivery model which spans three datacenter environments: customer-owned, co-location, and the cloud.

With IT technical support services that encompass over 20 years of expertise, Midas is a single source of accountability for geographic and technology agnostic 24x7 technical support. Midas' service provides a single point of contact for an integrated multi-vendor support environment by servicing a wide variety of manufacturers, blending a broad range of service levels and consolidating service contracts. Additionally, Midas offers strategic IT consulting services and project management assistance to support people, processes, and technologies surrounding its services. Midas' holistic approach to assessing IT environments provides actionable analysis and recommendations to advance IT initiatives, while remaining technology and location agnostic.

Midas offers highly customized virtualization and IT architecture services to address increasing data requirements while optimizing operating costs and reducing capital expenses. By utilizing these technologies, efficiency and availability of data center environments can be dramatically improved. Virtualization and cloud-based solutions allow businesses around the world to be agile enough to support growth opportunities and leverage experience of leading providers like Midas to build scalable, reliable infrastructures, and achieve business continuity, while reducing costs.





Additionally, through its Utilipoint brand, Midas provides custom research, market data and management, technology and policy consulting services to utilities, regulators, and energy industry service providers both domestically and internationally. These services are provided using multi-disciplinary teams with deep subject matter expertise, highly analytical methodologies, primary research and technology-enabled tools. Midas helps clients conceive, develop, implement and improve Smart Grid and other energy solutions that address the efficiency, reliability and security of the generation, transmission, and distribution of electricity to end users.

As one of the leading providers of Smart Grid consulting services, the Utilipoint brand provides a sizable opportunity to leverage projects into Midas' other green IT focused services, especially after working closely with utility and enterprise teams on the ground and becoming acquainted with their IT system needs.

Across its brands, Midas' 700+ global customer base includes well-known companies and institutions such as: Pepsi, Red Hat, HP, Oracle, PBS, AT&T, Oracle, National Grid, GazProm, the International Monetary Fund and more. Midas' green IT and Smart Grid solutions are provided throughout the United States, Canada and Europe, as well as Asia, South America and Africa.

As the company grows through future M&A activity, the Midas mission is to become a leading global provider of green IT and Smart Grid solutions. The strategy is to expand the business both organically and through accretive acquisitions by leveraging the knowledge and experience of Midas' seasoned management team. Prior to joining the company, Midas' founders acquired and operated businesses with an aggregate enterprise value of approximately $600 million in the IT and energy services sectors. Midas intends to identify new areas of development and expand its business through an accretive acquisition-based, high-growth model, all while maintaining an unequivocal commitment to generating shareholder value.



Market Drivers

IT Services Are in Demand
The worldwide IT industry is forecast to be $3.6 trillion by the end of 2011, a 5.1 percent increase from 2010[1]. Within this sizable market, US Managed Services Revenue is expected to be $42.4 billion by 2011, growing at 10.4% CAGR[2].

Green IT Revolution
Now an essential business consideration - 97% of companies are at least discussing a Green IT strategy[3]. Energy reducing technologies like cloud infrastructure services expected to grow at a 35.6% CAGR from $2.4 billion in 2009 to $8.1 billion by 2013[4].

Data Center Growth
According to the US Department of Energy, or DOE, data centers are one of the fastest growing electric power consumption sectors in the country. Data centers consume 10 to 100 times more energy per square foot than a typical office building.

Smart Grid
The EIA estimates that approximately $6 trillion in new grid investment is required between 2008 and 2030. Legislation such as the EPA Act of 2005, EISA Act of 2007 and the ARRA Stimulus Plan will help drive Smart Grid adoption.

Corporate Drivers

- Experienced management team and relationships with senior executives throughout the green IT and Smart Grid industries.

- High-growth, acquisition-based strategy is a cornerstone of Midas Medici's future business philosophy and expertise.

- Comprehensive understanding of green IT sector and US regulatory framework provides Medici with the skills to effectively target, implement and integrate M&A opportunities.

- Recurring revenues for managed services, cloud computing, virtualization and various consulting contracts.

- Longstanding list of 700+ clients including well-known names such as Pepsi, Red Hat, HP, Oracle, PBS, AT&T, Oracle, National Grid, GazProm, and the IMF.

- International expansion to select emerging markets, including Asia, South America, Africa and Eastern Europe.

- Highly experienced professional staff with deep knowledge provides valuable resource to Midas clients and distinguish us from competitors.

- Advisory services practice permits us to gain access to key client decision makers during the initial phases of their project, which Midas hope to leverage into additional opportunities.

1. Gartner, Inc. 2. Tier 1 Research 3. Green IT Report Regional Data — United States and Canada, Symantec, 2009 4. Gartner, Inc.



Nana Baffour, CFA
CEO and Co-Founder

Mr. Baffour co-founded Midas Medici Group Holdings, Inc. ("MMGH") in 2009 and has grown it from inception to over $50MM+ in revenues. Prior to co-founding MMGH, Mr. Baffour was a Managing Principal and Co-Founder of Knox Lawrence International, LLC ("KLI"), an energy services investment company that has completed over $600 million in acquisitions. Mr. Baffour has led acquisitions, integrations, financings and held operating roles including executive chairman, president, and CEO for different energy services companies during his tenure at KLI. Mr. Baffour currently serves as Board Member of Dearborn Mid-West Conveyor Co. as well as Chair of the Advisory Board of the University of Utah Opportunity Scholars Program.

Prior to co-founding KLI, Mr. Baffour was an investment banker at Credit Suisse First Boston in Europe and the US, where he was directly involved in billions of dollars of M&A and financing transactions for utilities, including clean energy companies and did the first capital markets wind financing transaction. Mr. Baffour started his career in finance as a Credit Analyst for CIT Group and was an equity portfolio analyst at Standard and Poor's. Mr. Baffour received his MBA from New York University's Stern School of Business, a Master of Science in Economics from University of North Carolina at Charlotte and a Bachelor of Arts Degree in Economics from Lawrence University. Mr. Baffour, who also attended The London Business School is a Chartered Financial Analyst.

Johnson Kachidza
President, CFO and Co-Founder

Mr. Kachidza co-founded Midas Medici Group Holdings, Inc. ("MMGH") in 2009 and has served as President and Chief Financial Officer since its inception. Prior to co-founding MMGH, Mr. Kachidza was a Managing Principal and Co-Founder of Knox Lawrence International, LLC ("KLI"), an energy services investment company that has completed over $600 million in acquisitions. During his tenure at KLI, Mr. Kachidza has led acquisitions, integrations, and held operating positions, including Executive Chairman, Chief Financial Officer and Treasurer for different energy services companies. Mr. Kachidza currently serves as a board member of Dearborn Midwest Conveyor Company and also sits on the Board of Directors of Shared Interest, a non-profit organization focused on micro-lending.

Prior to co-founding KLI, Mr. Kachidza was an investment banker at Merrill Lynch and JP Morgan Chase, where he was directly involved in billions of dollars of M&A and debt and equity financing transactions in the energy sector. Mr. Kachidza began his career as a project engineer at General Electric and holds US patent #5686795 for an innovative fluorescent lamp design. Mr. Kachidza received his MBA from University of Chicago Booth School of Business, a Master of Science in Materials Engineering from University of Illinois at Urbana-Champaign and a Bachelor of Arts Degree in Chemistry from Knox College.



Every morning in Africa, a gazelle wakes up. It knows it must run faster that the fastest lion or it will be killed. Every morning a lion wakes up. It knows it must outrun the slowest gazelle or it will starve to death.

The moral: | **It doesn't matter if you are a lion or a gazelle. When the sun comes up, you better be running.**



MIDAS MEDICI
Group Holdings, Inc.

Vital Statistics
as of May 9, 2011

Share Price
$2.01

52-Week Range
$2.00 – $4.75

Shares Outstanding (approximate)
7.5 million

Contacts

Corporate
Midas Medici Group Holdings, Inc.
Johnson Kachidza, CFO
212.792.0920
www.midasmedici.com

Financial Communications
Trilogy Capital Partners
Darren Minton, President
800.592.6067
info@trilogy-capital.com